[redacted]

CM

08029626

E COMMISSION
549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-52711

SEC Mail Processing Section

MAR 31 2008

Washington, DC 104

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
EVOLUTION FINANCIAL TECHNOLOGIES, LLC
OFFICIAL USE ONLY

PROCESSED
APR 16 2008
THOMSON FINANCIAL

FIRM I.D. NO.
104249

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
70 WOOD AVENUE SOUTH – 4TH FLOOR
(No. and Street)

ISELIN	**NJ**	**08830**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DARYL DENSON **(221) 905-7600**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
CITRIN COOPERMAN & COMPANY, LLP
(Name - if individual, state last. first. middle name)

529 FIFTH AVENUE	**NEW YORK**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

4/15

OATH OR AFFIRMATION

I, **DARYL DENSON**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **EVOLUTION FINANCIAL TECHNOLOGIES, LL**, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF OPERATING OFFICER

Title

Notary Public

Michael DiFilippo
Notary Public, State of New York
No. 01DI6128417
Qualified in Kings County
Commission Expires June 13, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

EVOLUTION FINANCIAL TECHNOLOGIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

EVOLUTION FINANCIAL TECHNOLOGIES, LLC
(A Limited Liability Company)
DECEMBER 31, 2007

TABLE OF CONTENTS

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Evolution Financial Technologies, LLC
Iselin, New Jersey

We have audited the accompanying statement of financial condition of Evolution Financial Technologies, LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall the statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Evolution Financial Technologies, LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

The statement of financial condition has been prepared assuming that the Company will continue as a going concern. As discussed in Note 2(a) to statement of financial condition, the Company has suffered recurring losses from operations, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2(a). The statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.

Citrin Cooperman & Company, LLP

CERTIFIED PUBLIC ACCOUNTANTS

March 10, 2008

529 FIFTH AVENUE, NEW YORK, NY 10017 • (212) 697-1000 • FAX (212) 697-1004
e-mail: info@citrincooperman.com

EVOLUTION FINANCIAL TECHNOLOGIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$	241,374
Receivable from clearing broker		470,113
Securities owned, at market value		1,800
Deposits with clearing broker		250,325
Prepaid expenses and other assets		56,763
Equipment, less accumulated depreciation of $90,267		197,597
TOTAL ASSETS	$	1,217,972

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	858,100
Contingencies and commitments [Notes 2(a) and 9]		
Members' equity		359,872
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,217,972

See accompanying notes to statement of financial condition.

EVOLUTION FINANCIAL TECHNOLOGIES, LLC
(A Limited Liability of Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

NOTE 1. ORGANIZATION

Evolution Financial Technologies, LLC (formerly Sonic Technologies, LLC) (the "Company") is a limited liability company that was formed under the laws of the state of Delaware. The Company is wholly owned by Evolution Trading Management, LLC (the "Parent").

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is a full-service, retailer-oriented brokerage firm that specializes primarily in the trading of equity securities, as well as proprietary trading for its own account. The Company is an introducing broker and clears all transaction through a clearing broker on a fully disclosed basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Going concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred recurring operating losses, which raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are to expand its customer base and seek additional funding from its owners. The Company is also considering proposals for strategic alliances with the other professionals in the securities industry. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(b) Cash equivalents
For the purpose of the statement of cash flow, the Company considered all short-term investment with a maturity of three month or less when purchased to be cash equivalents.

(c) Securities transactions and revenue recognition
Securities transactions, commission revenue, and commission expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, consist of trading securities at market value. Unrealized gain and losses on securities transactions are included in "principal transactions, net" in the accompanying statement of operations.

(d) Equipment
Equipment consists primarily of computers and data processing equipment and is stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the equipment.

(e) Income taxes
No provision for income taxes has been made since, as a limited liability company, the Company and its Parent are not subject to income taxes. The Company's income or loss is reportable by the members of the Parent on their individual tax returns. The Company and its Parent were subject to New York City Unincorporated Business Tax. However, the Company moved its office to New Jersey in 2007 and, accordingly, will have no subsequent tax obligation to the City of New York.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

(g) Fair value of financial instruments
The fair value of the Company's assets and liabilities that qualify as financial instruments under Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," approximates the carrying amounts presented in the statements of financial condition.

NOTE 3. DUE FROM CLEARING BROKERS

Receivable from broker-dealers and clearing organizations primarily includes commissions receivable, proceeds from securities sold short, net receivables and payables for unsettled transactions, and deposits with the clearing brokers. Proceeds related to securities sold, not yet purchased, are restricted until the securities are purchased.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their transactions. At December 31, 2007, customer obligations were collateralized by securities with a market value in excess of the obligations.

NOTE 4. CASH

The Company maintains cash primarily in one major financial institution in accounts that at times may be in excess of the Federal Deposit Insurance Corporation's ("FDIC") insurance limit of $100,000. The Company controls risk by maintaining accounts with large, reputable financial institutions. At December 31, 2007, the Company had balances in excess of the FDIC insurance limit. The Company has not experienced any losses on these accounts.

NOTE 5. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consisted of the following at December 31, 2007:

Technology and information service providers	$	267,027
Securities industry service providers		437,998
Other		153,075
	$	858,100

NOTE 6. OFF-BALANCE-SHEET RISK

From time to time, the Company sells securities that it does not own and will therefore be obligated to purchase at a future date. The Company is exposed to losses if the market value of these securities that are sold but not yet purchased increases. At December 31, 2007, the Company did not hold such securities positions.

NOTE 7. RELATED PARTY TRANSACTIONS

As more fully described in Note 9, the Company is committed to pay a financial institution for a software license and rent. The managing members of the Parent are also employed by the financial institution.

NOTE 8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2007, the Company's net capital amounted to approximately $101,000, which was $1,000 above its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 8.45 to 1 at December 31, 2007.

NOTE 9. CONTINGENCIES AND COMMITMENTS

The Company is a party to legal proceedings generally incidental to its present and past activities and is subject to a variety of the laws and regulations of the securities industry. As is the case with other companies in similar businesses, the Company faces exposure from actual or potential claims and legal proceedings. Although the ultimate disposition of legal proceedings cannot be predicted with certainty, it is the opinion of the Company's management that the outcome of any claim that is pending or threatened will not have a material adverse effect on the financial condition of the Company, but could materially affect results of operations in a given year.

FINRA is in the process of conducting a routine examination of the Company's operations. FINRA is currently reviewing financial and operational practices, and the Company has responded to inquiries. The Company is unable to predict the outcome of this matter.

During 2004, the Company entered into a Transaction Services Agreement with a financial institution. In exchange for using software of the institution under a license, the Company is presently obligated to pay $30,000 per month.

The Company's Parent has leased the office space where the Company is located. The Company absorbs the rent expense for these premises. During 2007, rent expense for the Company's office premises amounted to approximately $94,800 and $54,800 for its New York and New Jersey offices, respectively. The rent for the New Jersey office is paid to an affiliated entity.

NOTE 10. SUBSEQUENT EVENTS

Subsequent to December 31, 2007, the Company received an aggregate of $395,000 from members.

END